Exhibit 99.2
2015 Annual MD&A

Management's Discussion and Analysis
of Financial Condition and Results of Operations
Introduction
This Management's Discussion and Analysis ("MD&A") provides a review of the results of operations, financial condition and cash flows of Aeterna Zentaris Inc. for the year ended December 31, 2015. In this MD&A, "Aeterna Zentaris", the "Company", "we", "us", "our" and the "Group" mean Aeterna Zentaris Inc. and its subsidiaries. This discussion should be read in conjunction with the information contained in the Company's consolidated financial statements and the accompanying notes thereto as at December 31, 2015 and December 31, 2014 and for the years ended December 31, 2015, 2014 and 2013. Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").
All amounts in this MD&A are presented in US dollars, except for share, option and warrant data, or as otherwise noted.
All share, option and share purchase warrant as well as per share, option and share purchase warrant information presented in this MD&A has been adjusted, including proportionate adjustments being made to each option and share purchase warrant exercise price, to reflect and to give effect to a share consolidation (or reverse split), on November 17, 2015, of our issued and outstanding common shares on a 100-to-1 basis. The share consolidation affected all shareholders, optionholders and warrantholders uniformly and thus did not materially affect any securityholder's percentage of ownership interest.
Company Overview
We are a specialty biopharmaceutical company engaged in developing and commercializing novel treatments in oncology, endocrinology and women’s health.
We have two Phase 3 product candidates in development: Zoptrex™, a first-in-class targeted therapy, which, if approved, will be the first United States ("US") Food and Drug Administration (the "FDA")-approved treatment for advanced, recurrent endometrial cancer, and Macrilen™, potentially the first FDA-approved drug to be used in conjunction with the evaluation of adult growth hormone deficiency ("AGHD"). In addition, we currently co-promote three products: EstroGel® (estradiol gel), a leading gel application of estrogen therapy, on behalf of Ascend Therapeutics US LLC (“Ascend”); Saizen® [somatropin (rDNA origin) for injection], a recombinant human growth hormone supplement, on behalf of EMD Serono, Inc., the US and Canadian biopharmaceutical businesses of Merck KGaA of Darmstadt, Germany ("EMD Serono"); and APIFINY®, the first non-prostate-specific antigen (“PSA”) blood test for use in evaluating and managing the risk of prostate cancer, on behalf of Armune BioScience, Inc. (“Armune”).
In addition to the clinical development programs and current commercial activities, we actively seek opportunities to in-license and acquire products for US commercialization. Our goal is to become a growth-oriented specialty biopharmaceutical company by pursuing successful development and commercialization of our product portfolio, achieving successful commercial presence and growth, while consistently delivering value to our shareholders, employees and the medical providers and patients who will benefit from our products.
The Company's common shares are listed both on The NASDAQ Capital Market ("NASDAQ"), under the symbol "AEZS", and on the Toronto Stock Exchange ("TSX"), under the symbol "AEZ".
About Forward-Looking Statements
This document contains forward-looking statements, which reflect our current expectations regarding future events. Forward-looking statements may include words such as "anticipate", "assume", "believe", "could", "expect", "foresee", "goal", "guidance", "intend", "may", "objective", "outlook", "plan", "seek", "should", "strive", "target" and "will". Forward-looking statements involve risks and uncertainties, many of which are discussed in this MD&A and others of which are discussed under the caption "Key Information - Risk Factors" in our most recent Annual Report on Form 20-F filed with the relevant Canadian securities regulatory authorities in lieu of an annual information form and with the US Securities and Exchange Commission ("SEC"). Such statements include, but are not limited to, statements about the progress of our research, development and clinical trials and the timing of, and prospects for, regulatory approval and commercialization of our product candidates, the timing of expected results of our studies, anticipated results of these studies, statements about the status of our efforts to establish a commercial operation and to

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obtain the right to promote or sell products that we did not develop and estimates regarding our capital requirements and our need for, and our ability to obtain, additional financing. Known and unknown risks and uncertainties could cause our actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue our research and development ("R&D") projects, the successful and timely completion of clinical studies, the risk that safety and efficacy data from any of our Phase 3 trials may not coincide with the data analyses from previously reported Phase 1 and/or Phase 2 clinical trials, the rejection or non-acceptance of any new drug application by one or more regulatory authorities and, more generally, uncertainties related to the regulatory process, the ability of the Company to efficiently commercialize one or more of its products or product candidates, the degree of market acceptance once our products are approved for commercialization, our ability to take advantage of business opportunities in the pharmaceutical industry, our ability to protect our intellectual property and general changes in economic conditions. See also the section entitled "Risk Factors and Uncertainties" in this MD&A.
Given these uncertainties and risk factors, readers are cautioned not to place undue reliance on any forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or by applicable law.
About Material Information
This MD&A includes information that we believe to be material to investors after considering all circumstances. We consider information and disclosures to be material if they result in, or would reasonably be expected to result in, a significant change in the market price or value of our securities, or where it is likely that a reasonable investor would consider the information and disclosures to be important in making an investment decision. The Company is a reporting issuer under the securities legislation of all of the provinces of Canada, and our securities are registered with the SEC. The Company is therefore required to file or furnish continuous disclosure information, such as interim and annual financial statements, MD&A, proxy or information circulars, annual reports on Form 20-F, material change reports and press releases with the appropriate securities regulatory authorities. Copies of these documents may be obtained free of charge upon request from the Company's Corporate Secretary or on the Internet at the following addresses: www.aezsinc.com, www.sedar.com and www.sec.gov.
Key Developments
Status of Our Drug Pipeline
_________________________

(1)	Phase 2 in ovarian cancer completed.

(2)	Investigator-driven and sponsored Phase 2 trial in castration and taxane resistant prostate cancer completed.

(3)
Potential oral prostate cancer vaccine available for co-development/out-licensing, subject to an option granted to a third party, as described on page 4 of this MD&A under the sub-heading "Pre-clinical developments".

(4)	Available for co-development/out-licensing.

(5)	Compound library transferred to Medical University of South Carolina. Aeterna Zentaris has access to future potential development candidates.

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2015 Annual MD&A

Zoptrex™ (zoptarelin doxorubicin)
ZoptrexTM is a complex molecule that combines a synthetic peptide carrier with doxorubicin, a well-known chemotherapy agent. The synthetic peptide carrier is a luteinizing hormone-releasing hormone ("LHRH") agonist, a modified natural hormone with affinity for the LHRH receptor. The design of the compound allows for the specific binding and selective uptake of the cytotoxic conjugate by LHRH receptor-positive tumors. Potential benefits of this targeted approach include a better efficacy and a more favorable safety profile with lower incidence and severity of side effects as compared to doxorubicin alone.
We believe that ZoptrexTM has the potential to become the first FDA-approved medical therapy for advanced, recurrent endometrial cancer, potentially resulting in the compound's rapid adoption as a novel core therapy for patient treatment and management, representing a significant potential market opportunity for us. Moving forward, we will continue to develop our commercialization plans regarding ZoptrexTM in this indication. In addition, contingent on the success of the ZoptEC (Zoptarelin Doxorubicin in Endometrial Cancer) pivotal Phase 3 clinical trial in women with advanced, recurrent or metastatic endometrial cancer, we have additional areas of interest for further therapeutic development for zoptarelin doxorubicin, including ovarian, prostate, breast cancer and potentially bladder cancer.
On April 16, 2015, we announced that we had filed an application for a European patent on a novel method of manufacturing ZoptrexTM. Because this compound is a complex molecule, it is expensive to synthesize, and the requested patent, if granted, may make it difficult for generic manufacturers to produce ZoptrexTM on a financially feasible basis once our composition of matter patent on the compound expires. Further, the claimed manufacturing process is expected to result in a significant reduction in cost of goods sold, which should place us in a stronger competitive position.
On April 27, 2015, we announced that an independent Data and Safety Monitoring Board ("DSMB") for the pivotal Phase 3 ZoptrexTM clinical trial with zoptarelin doxorubicin in women with advanced, recurrent or metastatic endometrial cancer had completed a pre-specified first interim futility analysis at approximately 128 events, and on June 30, 2015, we announced that we had reached our goal of completing enrollment of 500 patients for this clinical trial.
On September 28, 2015, we announced that ZoptrexTM had met the primary end point of the investigator-driven and sponsored Phase 2 clinical trial in castration and taxane resistant prostate cancer ("CRPC") and demonstrated good tolerability. This was a single-arm Simon Optimum design Phase 2 study in 25 patients with CRPC.
On October 13, 2015, we announced that the independent DSMB had recommended that the pivotal Phase 3 ZoptEC study continue as planned. The DSMB's decision followed completion of its pre-specified second interim analysis on efficacy and safety at approximately 192 events. A final analysis of the data is expected at approximately 384 events.
Macrilen™ (macimorelin)
On April 13, 2015, we announced plans to conduct a new confirmatory Phase 3 clinical trial to demonstrate the efficacy of Macrilen™ for the evaluation of AGHD, as well as a dedicated thorough QT study to evaluate the effect of Macrilen™ on myocardial repolarization. During an end-of-review meeting with the FDA on March 6, 2015, we and the FDA agreed on the general design of the confirmatory Phase 3 clinical trial of Macrilen™, as well as on evaluation criteria.
On May 26, 2015, we announced that we had received written scientific advice from the European Medicines Agency (the "EMA") regarding the further development plan, including the study design, for the new confirmatory Phase 3 clinical trial of Macrilen™ for use in evaluating AGHD, following a Scientific Advice Meeting that had been held earlier that month. As a result of the advice, we believe that the confirmatory Phase 3 clinical trial that was agreed with the FDA meets the EMA's study-design expectations allowing for US and European approval if the study is successful.
On June 25, 2015, we announced that we had entered into an agreement with Ergomed PLC (formerly Ergomed Clinical Research Limited, hereafter referred to as "Ergomed"), pursuant to which Ergomed will manage the new confirmatory Phase 3 clinical trial of Macrilen™. Ergomed is already the clinical research organization supporting our pivotal Phase 3 ZoptEC clinical trial.
On November 19, 2015, we announced the first patient enrolled for confirmatory Phase 3 trial of Macrilen™ for the evaluation of AGHD. The confirmatory Phase 3 clinical study of Macrilen™ is designed as a two-way crossover study with the insulin tolerance test ("ITT") as the benchmark comparator and will involve some 30 sites in the US and Europe. The study population will consist of approximately 110 subjects (at least 55 ITT-positive and 55 ITT-negative) with a medical history documenting risk factors for AGHD, and will include a spectrum of subjects from those with a low risk of having AGHD to those with a high risk

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of having the condition. The primary endpoint is validation of a single oral dose of macimorelin for the diagnosis of AGHD, using the ITT as a comparator.
Pre-clinical developments
On March 31, 2015, we announced the transfer of our discovery library of roughly 100,000 unique compounds to the South Carolina Center for Therapeutic Discovery and Development (the "Center") which is part of The Medical University of South Carolina ("MUSC"). Our material transfer agreement with the Center will result in the continued use of the library for the discovery of drug development candidates for the Company in the areas of oncology, neurology, endocrinology and women's health. The Center may make the library available to all investigators in the University of South Carolina system without restriction on its use and will own any therapeutic compounds discovered outside our areas of therapeutic interest.
The Center has agreed to conduct screening and pre-clinical activities with respect to the library with a view toward submitting to us at least one development candidate per year in our areas of therapeutic interest over a ten-year period beginning in 2018. We also have a right of first refusal to in-license any submitted development candidates. Should we decide to further develop a development candidate submitted by the Center, MUSC will license the compound candidate to us and be entitled to a royalty on the net sales of all commercialized products developed from the development candidate. However, should we decide not to further develop the development candidate submitted by the Center, MUSC is required to pay us a royalty on net sales of all commercialized products developed from the development candidate.
On July 28, 2015, we announced that we had granted to German life sciences entrepreneurs with a proven track-record of funding the development and commercialization of biotechnology (the "Optionee"), an option to license our live recombinant allogenic oral cancer vaccine technology (the "Technology"), including AEZS-120, the most advanced product candidate for prostate cancer which is ready to enter into a Phase 1 clinical trial. This option was granted to the Optionee worldwide, for a period of twelve months, in exchange for an upfront fee. Pursuant to the option agreement, the Optionee has the right to obtain a worldwide exclusive license to develop, use and sell products relating to the Technology and AEZS-120, in exchange for milestone payments and royalties on net sales of any product developed from the Technology and an equity interest in the company formed to develop the Technology. At the present time, we hold worldwide rights to the Technology, including AEZS-120.
On July 29, 2015, we announced that we had selected an optimized Erk inhibitor molecule, AEZS-140 and back-up candidates, for development. We have since decided to suspend our efforts on internally developing this class of potential cancer therapies to conserve our resources for other projects. Therefore, we are seeking proposals from parties who are interested in either co-developing or licensing the compounds.
On January 13, 2016, during our participation in the annual J.P. Morgan Healthcare conference, we announced that, in addition to our focus on Zoptrex™, we are also focusing on Disorazol Z, because it is an ideal compound for the formation of cytotoxic conjugates with peptides, proteins and antibodies to selectively target cancer cells. We have one cytotoxic conjugate, AEZS-138, in preclinical development. It is a conjugate based on Disorazol Z and the LHRH receptor agonist that is utilized in Zoptrex™. We believe that the peptide directs the compound specifically to LHRH receptor expressing tumor cells, and mediates binding and uptake via endocytosis. Within the cancer cell, the conjugates are cleaved and Disorazol Z can deploy its potent anti-proliferative activity. We have patented the cytotoxic agent Disorazol Z in 35 countries, including the US, Japan, Europe, China, Russia, Korea and Taiwan. This patent protection expires in 2026. The conjugate of Disorazol Z and the LHRH receptor agonist as a targeted cytotoxic agent is patented in 15 countries, including the US, Japan, China, Russia, Korea and Taiwan. This patent protection expires in 2027. We expect the European patent to be granted in the near future.

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2015 Annual MD&A

Commercial Operations

Our commercial operations consist of 21 full-time sales representatives and a sales-management staff. The sales representatives provide services pursuant to our agreement with a contract sales organization. The structuring and implementation of our commercial operations organization is felt to provide direct value through our existing co-promotion commercial activities, discussed below, as well as in support of our efforts to in-license and/or acquire products into our portfolio.

EstroGel®

During 2015, we ramped up selling efforts related to our co-promotion agreement with Ascend, which we entered into in August 2014, for EstroGel®, a leading non-patch transdermal hormone replacement therapy product, in specific agreed-upon US territories in exchange for a sales commission that is based upon incremental sales volumes of the product that are generated over pre-established baselines.

Detailing efforts associated with EstroGel® commenced in earnest early in the first quarter of 2015, following the completion of sales force training and other knowledge-transfer activities that had been underway since late 2014. During 2015, we began exceeding pre-established unit sales baseline thresholds on a total nation basis.

Saizen®

On May 8, 2015, we announced that we had entered into a promotional services agreement with EMD Serono, allowing us to promote Saizen® [somatropin (rDNA origin) for injection] to designated medical professionals in specified US territories. Saizen® is a recombinant human growth hormone registered in the US for the treatment of growth hormone deficiency in children and adults. Under this agreement, we are detailing Saizen® to designated medical professionals, representing an important incremental field promotion activity in support of EMD Serono's product. Payment to Aeterna Zentaris is based on new, eligible patient starts on Saizen® above an agreed-upon baseline.

We are currently promoting Saizen® in 21 US territories, with efforts having commenced during the third quarter of 2015.

APIFINY®

On December 1, 2015, we announced the finalization of a co-marketing agreement that allows us to promote Armune's APIFINY®, the only cancer specific, non-PSA blood test for the detection of prostate cancer. Pursuant to this co-marketing agreement, we promote APIFINY to designated medical professionals in 20 US territories and are entitled to receive a commission for each test performed resulting from our targeted promotion.
Corporate Activities
Share consolidation
On November 18, 2015, we announced the details and implementation of the consolidation of our issued and outstanding common shares approved by shareholders at a special meeting held on November 16, 2015, which occurred at a consolidation ratio of 100-to-1 and became legally effective on November 17 2015. Our common shares began trading on a consolidated basis on each of the NASDAQ and the TSX at the opening of markets on November 20, 2015 under our current NASDAQ and TSX trading symbols, “AEZS” and “AEZ”, respectively. All common share and warrant data presented in the MD&A and pertaining to pre-share consolidation events or transactions have been retroactively adjusted to reflect this share consolidation.
On December 8, 2015, we announced that the NASDAQ had notified the Company that we regained compliance with Rule 5450(a)(1), which requires a minimum bid price of $1.00 for continued listing on the NASDAQ.
Public offerings and related events
On March 11, 2015, we completed a public offering of 596,775 units (the "Units"), generating net proceeds of approximately $34.4 million, with each Unit consisting of either one common share or one pre-funded warrant to purchase one common share ("Series C Warrant"), 0.75 of a warrant to purchase one common share ("Series A Warrant") and 0.50 of a warrant to purchase one common share ("Series B Warrant"), at a purchase price of $62.00 per Unit (the "March 2015 Offering"). The Series A Warrants are exercisable

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during a five-year term at an initial exercise price of $81.00 per share, and the Series B Warrants are exercisable during an 18-month term at an initial exercise price of $81.00 per share. Both the Series A and Series B warrants are subject to certain anti-dilution provisions. The Series C Warrants were exercisable for a period of five years at an exercise price of $62.00 per share. Total gross proceeds payable to us in connection with the exercise of the Series C Warrants were pre-paid by investors at the closing of the March 2015 Offering and therefore are included in the aforementioned proceeds. Between March 23, 2015 and June 16, 2015, all of the pre-funded Series C Warrants were exercised, resulting in the issuance of a total of 346,294 common shares.
Both the Series A and Series B Warrants may at any time be exercised on a standard cashless basis. In addition, the Series B Warrants may be exercised on an alternate net cashless basis. The exercise of Series B Warrants performed on an alternate net cashless basis results in the issuance of a substantially larger number of the Company's common shares than otherwise would be issued following a standard cash or cashless exercise. Specifically, between May 26, 2015 and December 31, 2015, 290,318 Series B Warrants were exercised on an alternate net cashless basis, resulting in the issuance of approximately 5.7 million common shares. The remaining 8,064 Series B Warrants expire on September 12, 2016.
In connection with the March 2015 Offering, the holders of 211,230 of the 219,000 outstanding warrants issued in connection with previous public offerings completed in November 2013 and January 2014 each entered into an amendment agreement that caused such previously issued warrants to expire and terminate in consideration for a cash payment made by us in the aggregate amount of approximately $5.7 million out of the proceeds of the March 2015 Offering.
On November 2, 2015, we announced that the holders (the "Participating Holders") of substantially all of the remaining outstanding Series B Warrants at that time had agreed to exercise all of the Series B Warrants held by them, as promptly as practicable, at a maximum exercise ratio of approximately 33.23 common shares per warrant in accordance with the alternate cashless exercise feature in such Series B Warrants. Following the exercise of Series B Warrants by the Participating Holders in accordance with the terms of the agreements, 8,064 Series B Warrants, with an expiry date of September 12, 2016, remain outstanding, representing approximately 2.7% of the originally issued number of Series B Warrants. A total of $2.9 million in cash was paid to the Participating Holders pursuant to the aforementioned agreements.
On December 14, 2015, we completed an underwritten public offering (the “December 2015 Offering”) of 3.0 million common shares and warrants to acquire 2.1 million common shares with a combined purchase price of $5.55 for one common share together with a warrant to purchase 0.7 of a common share, generating net proceeds of approximately $15.0 million. In addition, the Company granted the underwriter a 45-day option to purchase up to an additional 330,000 common shares and/or warrants to purchase up to an additional 231,000 common shares, to cover over-allotments, if any. Prior to closing, the underwriter exercised its over-allotment option with respect to the warrants to acquire an additional 231,000 common shares, resulting in an issuance of warrants to acquire an aggregate of approximately 2.3 million common shares at closing.
The warrants are exercisable immediately and expire five years following issuance at an exercise price of $7.10 per share. The warrants do not contain any price or other adjustment provision, except for customary adjustment provisions that apply in the event of certain corporate events or transactions that affect all outstanding common shares. The warrants may at any time be exercised on a standard cashless basis in accordance with a customary formula but do not contain an alternate cashless exercise feature contained in our previously issued Series B common shares purchase warrants. The warrants are not listed on any stock exchange.
On December 30, 2015, we announced that we had filed a preliminary short form base shelf prospectus (the “Shelf Prospectus”) with the securities regulatory authorities in each of the provinces of Canada, and a corresponding shelf registration statement on Form F-10 with the SEC under the US/Canada Multijurisdictional Disclosure System. The Shelf Prospectus and corresponding shelf registration statement, which became effective subsequent to year-end on January 13, 2016, will allow us to offer up to $150 million of common shares, preferred shares, debt securities, subscription receipts, warrants or units comprised of one or more of such securities during the 25-month period that the Shelf Prospectus is effective.
Class action lawsuit
The Company and certain of its current and former officers are defendants in a putative class-action lawsuit brought on behalf of shareholders of the Company. The pending lawsuit is the result of the consolidation of several lawsuits, the first of which was filed on November 11, 2014. The plaintiffs filed their amended consolidated complaint on April 10, 2015. The amended complaint alleged violations of the Securities Exchange Act of 1934 in connection with allegedly false and misleading statements made by the defendants between August 30, 2011 and November 6, 2014 (the "Class Period"), regarding the safety and efficacy of Macrilen™

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and the prospects for the approval of the Company's new drug application for the product by the FDA. The plaintiffs seek to represent a class comprised of purchasers of the Company's common shares during the Class Period and seek unspecified damages, costs and expenses and such other relief as determined by the court.
On September 14, 2015, the Court dismissed the lawsuit, but granted the plaintiffs leave to amend. In dismissing the lawsuit, the court affirmed that the plaintiffs had failed to state a claim. On October 14, 2015, the plaintiffs filed a second amended complaint. We subsequently filed a motion to dismiss, because we believe that the second amended complaint also fails to state a claim. The hearing of the motion to dismiss the Second Amended Complaint occurred on January 19, 2016. On March 2, 2016, the Court issued an order granting our motion to dismiss the complaint in part and denying it in part.  The Court dismissed certain of our current and former officers from the lawsuit.  The Court allowed the claim that we omitted material facts from our public statements during the Class Period to proceed against us and our former CEO who departed in 2013, while dismissing such claims against other current and former officers.  The Court also allowed a claim for “controlling person” liability to proceed against certain current and former officers.  We disagree with the Court's decision and we filed a motion for reconsideration on March 16, 2016.
Restructuring
On October 12, 2015, we announced that our Board of Directors had approved a plan to restructure our finance and accounting operations and to close our Quebec City office (the “Corporate Restructuring”). We transferred all functions performed by the five employees in our Quebec City office to other personnel and we intend to add new finance and accounting personnel, including a new Chief Financial Officer, in our Summerville, South Carolina, office. We estimate that the Corporate Restructuring will be completed by September 2016.

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2015 Annual MD&A

Consolidated Statements of Comprehensive (Loss) Income Information

	Three-month periods ended December 31,		Years ended December 31,
(in thousands, except share and per share data)	2015	2014	2015	2014	2013
	$	$	$	$	$
Revenues
Sales commission and other	41	—	297	—	96
License fees	61	11	248	11	6,079
	102	11	545	11	6,175
Operating expenses
Cost of sales	—	—	—	—	51
Research and development costs	4,243	6,282	17,234	23,716	21,284
General and administrative expenses	3,953	2,633	11,308	9,840	11,091
Selling expenses	1,764	2,043	6,887	3,850	1,225
	9,960	10,958	35,429	37,406	33,651
Loss from operations	(9,858)	(10,947)	(34,884)	(37,395)	(27,476)
Finance income	26	15,053	305	20,319	1,748
Finance costs	(211)	—	(15,649)	—	(1,512)
Net finance (costs) income	(185)	15,053	(15,344)	20,319	236
(Loss) income before income taxes	(10,043)	4,106	(50,228)	(17,076)	(27,240)
Income tax expense	—	(111)	—	(111)	—
Net (loss) income from continuing operations	(10,043)	3,995	(50,228)	(17,187)	(27,240)
Net income from discontinued operations	25	158	85	623	34,055
Net (loss) income	(10,018)	4,153	(50,143)	(16,564)	6,815
Other comprehensive (loss) income:
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation adjustments	249	(677)	1,509	(1,158)	1,073
Items that will not be reclassified to profit or loss:
Actuarial (loss) gain on defined benefit plans	(116)	1,336	844	(1,833)	2,346
Comprehensive (loss) income	(9,885)	4,812	(47,790)	(19,555)	10,234
Net (loss) income per share (basic and diluted) from continuing operations	(1.46)	6.11	(18.17)	(29.12)	(92.41)
Net income per share (basic and diluted) from discontinued operations	0.00	0.24	0.03	1.06	115.53
Net (loss) income per share (basic and diluted)	(1.46)	6.35	(18.14)	(28.06)	23.12
Weighted average number of shares outstanding
Basic	6,874,460	653,833	2,763,603	590,247	294,765
Diluted	7,302,816	653,833	3,424,336	590,247	294,765

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2015 Annual MD&A

2015 compared to 2014
Revenues
Revenues recorded during the year ended December 31, 2015 resulted primarily from the amortization of a one-time, non-refundable payment made to us in December 2014 in connection with a master collaboration agreement, a technology transfer and technical assistance agreement and a license agreement that we entered into with Sinopharm A-Think Pharmaceuticals Co., Ltd. ("Sinopharm") related to ZoptrexTM. We deferred this non-refundable payment and we amortize it on a straightline basis over a four-year period. In addition, we started to generate sales commission in connection with our co-promotion efforts related to EstroGel®, pursuant to the co-promotion services agreement entered into with Ascend.
We expect revenues during the year ended December 31, 2016 to be higher than those recorded during the year ended December 31, 2015 due to the recording of expected higher sales commissions associated with our promotional efforts related to EstroGel® and as we begin to generate sales commissions related to Saizen®, provided that we are able to begin to exceed the pre-established baselines outlined in the related co-marketing agreement, as well as sales commissions related to APIFINY®.
Operating Expenses
R&D costs were $4.2 million and $17.2 million for the three-month period and the year ended December 31, 2015, respectively, compared to $6.3 million and $23.7 million for the same periods in 2014.
The decrease for the three-month period ended December 31, 2015, as compared to the same period in 2014, is attributable to lower comparative third-party costs, as described below, lower employee compensation and benefits costs and lower facilities rent and maintenance costs. A substantial portion of this decrease is due to the realization of cost savings in connection with our effort to streamline our R&D activities and to increase our commercial operations and flexibility by reducing our R&D staff, which was started in 2014 (the "Resource Optimization Program"), for which a provision had been recorded in the third quarter of 2014. In addition, the decrease is also due to the weakening, in 2015, of the EUR against the US dollar, which has appreciated quarter-over-quarter on average by approximately 12.0% from the quarter ended December 31, 2014 to the same period in 2015.

The decrease for the year ended December 31, 2015, as compared to the same period in 2014, is attributable to lower comparative employee compensation and benefits costs, facilities rent and maintenance costs as well as other costs. A substantial portion of this decrease is due to the realization of cost savings in connection with our Resource Optimization Program rolled out in the third quarter of 2014, as well as to the weakening, in 2015, of the EUR against the US dollar, which has appreciated on average by approximately 16.5% from the year ended December 31, 2014 to the same period in 2015. The decrease for the year ended December 31, 2015 was partly offset by higher third-party costs, as described below.
The following table summarizes our net R&D costs by nature of expense:

	Three-month periods ended December 31,		Years ended December 31,
(in thousands)	2015	2014	2015	2014		2013
	$	$	$	$		$
Third-party costs	2,899	3,967	11,891	11,356		10,049
Employee compensation and benefits	905	1,231	3,699	8,430	*	7,864
Facilities rent and maintenance	224	887	940	2,160		1,758
Other costs**	231	197	727	1,901		2,130
R&D tax credits and grants	(16)	—	(23)	(131)		(517)
	4,243	6,282	17,234	23,716		21,284
 _________________________
* Includes a provision for restructuring in the amount of $2.2 million.
** Includes depreciation, amortization, impairment charges, loss (gain) on disposal of property, plant and equipment and onerous lease provision recognized.

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2015 Annual MD&A

The following table summarizes primary third-party R&D costs, by product candidate, incurred by the Company during the three-month periods ended December 31, 2015 and 2014.

(in thousands, except percentages)	Three-month periods ended December 31,
Product Candidate	2015		2014
	$	%	$	%
Zoptrex™ (zoptarelin doxorubicin)	1,488	51.3	3,609	91.0
Macrilen™ (macimorelin)	977	33.7	192	4.8
Erk inhibitors	71	2.5	112	2.8
LHRH - Disorazol Z	73	2.5	54	1.4
Other	290	10.0	—	—
	2,899	100.0	3,967	100.0
The following table summarizes primary third-party R&D costs, by product candidate, incurred by the Company during the years ended December 31, 2015, 2014 and 2013.

(in thousands, except percentages)	Years ended December 31,
Product Candidate	2015		2014		2013
	$	%	$	%	$	%
Zoptrex™ (zoptarelin doxorubicin)	8,635	72.6	9,668	85.1	4,934	49.1
Macrilen™ (macimorelin)	1,555	13.1	404	3.6	1,238	12.3
Erk inhibitors	1,081	9.1	488	4.3	1,128	11.2
LHRH - Disorazol Z	212	1.8	257	2.3	659	6.6
Perifosine	29	0.2	196	1.7	1,134	11.3
Other	379	3.2	343	3.0	956	9.5
	11,891	100.0	11,356	100.0	10,049	100.0
As shown above, a substantial portion of the quarter-to-date and year-to-date third-party R&D costs relates to development initiatives associated with ZoptrexTM, and in particular with our pivotal Phase 3 ZoptEC clinical trial initiated in 2013 with Ergomed. Excluding the impact of the foreign exchange rate fluctuations, third-party costs attributable to ZoptrexTM increased slightly during the year ended December 31, 2015, as compared to the same period in 2014, mainly due to a higher comparative number of patients enrolled in the clinical trial, which is now fully enrolled. However, the quarter-over-quarter decrease is explained by the fact that the number of patients in active treatment in the clinical trial was lower in 2015 as compared to the same period in 2014.
During the year ended December 31, 2015, ongoing services provided by Ergomed included the conducting of monitoring visits at various clinical sites, screening and enrollment initiatives, investigation-related management and analysis as well as regulatory and quality assurance support. ZoptEC-related efforts are progressing in accordance with pre-established timelines. As we continue to closely monitor all initiatives supported by Ergomed, we may decide to revise some of the trial's parameters or expand the scope of work performed by Ergomed and, consequently, total estimated costs in connection with the co-development and revenue sharing agreement may be adjusted. To date, our arrangement with Ergomed has been revised following our decision to open additional clinical sites and to perform additional sub-studies, resulting in overall, cumulative cost increases of approximately $2.4 million, as compared to our original expectations. We currently estimate that we will incur approximately $6 million pursuant to our agreement with Ergomed over the next 12 months as we proceed with and complete our ZoptEC trial.
In addition, during the year 2015, we started the new confirmatory Phase 3 clinical trial of Macrilen™, which explains the increase in costs for this product candidate.
Excluding the impact of foreign exchange rate fluctuations, we expect R&D costs for 2016 to increase, as compared to 2015, with the recent initiation of our confirmatory Phase 3 clinical trial for MacrilenTM. Based on currently available information and taking into account our more detailed forecasts for the MacrilenTM trial, and excluding the impact of foreign exchange rate fluctuations, we expect that we will incur overall R&D costs of between $19 million and $20 million for the year ended December 31, 2016.

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2015 Annual MD&A

General and administrative ("G&A") expenses were $4.0 million and $11.3 million for the three-month period and the year ended December 31, 2015, respectively, as compared to $2.6 million and $9.8 million for the same periods in 2014. The increase is mainly attributable to the recording of a provision related to our Corporate Restructuring in the fourth quarter of 2015, as well as to the recording of certain transaction costs associated with the completion of the March 2015 Offering and the December 2015 Offering, discussed above.
During 2016, excluding the impact of foreign exchange rate fluctuations and the recording of transaction costs related to potential financing activities (not currently known or estimable), we expect G&A expenses to be lower as compared to 2015, ranging between $6 million and $7 million, because we do not expect to record any restructuring charges in 2016 as we had in 2015.
Selling expenses were $1.8 million and $6.9 million for the three months and the year ended December 31, 2015, respectively, as compared to $2.0 million and $3.9 million for the same periods in 2014.
The decrease in selling expenses for the three-month period ended December 31, 2015 is explained by the start-up costs related to the deployment of our contracted sales force related to the co-promotion activities, which were launched during the fourth quarter of 2014.
The increase in selling expenses for the year ended December 31, 2015 as compared to the same period in 2014 is attributable to the fact that 2014 was not a full year of sales activity. During the third quarter of 2015, we also expanded the size of our contracted sales force from 19 to 21 sales representatives in order to support our promotional efforts associated with Saizen®. This sales force expense will also cover the recently initiated selling in support of APIFINY®.
During 2016, we expect selling expenses to increase slightly to reach a range of between $7 million and $8 million.
Net finance (costs) income are comprised predominantly of the change in fair value of warrant liability and of gains and losses recorded due to changes in foreign currency exchange rates, as presented below.

	Three-month periods ended December 31,		Years ended December 31,
	2015	2014	2015	2014	2013
	$	$	$	$	$
Finance income
Change in fair value of warrant liability	3,030	14,079	—	18,272	1,563
Gain associated with the extinguishment of warrant liability	—	—	162	—	—
Gains due to changes in foreign currency exchange rates	—	924	—	1,879	—
Interest income	26	50	143	168	185
	3,056	15,053	305	20,319	1,748
Finance costs
Change in fair value of warrant liability	—	—	(10,956)	—	—
Warrant exercise inducement fee *	(2,926)	—	(2,926)	—	—
Losses due to changes in foreign currency exchange rates	(315)	—	(1,767)	—	(1,512)
	(3,241)	—	(15,649)	—	(1,512)
	(185)	15,053	(15,344)	20,319	236
 _________________________

*	Recorded in connection with the agreement with the Participating Holders, as discussed above.
The change in fair value of our warrant liability results from the periodic "mark-to-market" revaluation, via the application of the intrinsic valuation and the Black-Scholes option pricing models, of currently outstanding share purchase warrants. The "mark-to-market" warrant valuation has been most notably impacted by the issuance of 3.1 million additional share purchase warrants and

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2015 Annual MD&A

by the closing price of our common shares, which, on the NASDAQ, has fluctuated from $4.00 to $84.20 during the year ended December 31, 2015, from $52.00 to $150.00 for the same period in 2014 and from $103.00 to $323.00 for the same period in 2013.
With specific reference to 2014, we recorded substantial fair value gains on our warrant liability, resulting from the significant reduction in our share price following our announcement, in November, that the FDA had issued a complete response letter ("CRL") in connection with our new drug application ("NDA") for Macrilen™. The lower closing price of our shares following our announcement of the CRL has resulted in a lower Black-Scholes valuation of our outstanding share purchase warrants during the fourth quarter of 2014.
In 2015, the change in fair value of warrant liability was significantly impacted by the issuance of the Series B Warrants. More than 97% of the Series B Warrants were exercised before the end of the year.
Net (loss) income for the three-month period and the year ended December 31, 2015 was ($10.0) million and ($50.1) million, or ($1.46) and ($(18.14) per basic and diluted share, respectively, compared to $4.2 million and ($16.6) million, or $6.35 and ($28.06) per basic and diluted share for the same periods in 2014.
The increase in our net loss from continuing operations for the three-month period and for the year ended December 31, 2015, as compared to the same period in 2014, is due to the higher comparative G&A and selling expenses and net finance costs, partly offset by lower comparative R&D costs, as presented above.
2014 compared to 2013
Revenues
Revenues recorded during the year ended December 31, 2013 resulted predominantly from the non-recurring, accelerated recognition of remaining unamortized deferred revenue associated with an upfront payment received from a licensee following the termination of related R&D activities.
Operating Expenses
R&D costs were $23.7 million for the year ended December 31, 2014, compared to $21.3 million for the same period in 2013.
The increase for the year ended December 31, 2014, as compared to the same period in 2013, is attributable to higher comparative employee compensation and benefits costs, which in turn are mainly due to the recording of R&D restructuring costs. Following the approval of our aforementioned Resource Optimization Program, we recorded a provision for restructuring costs, amounting to approximately $2.5 million, for severance payments, onerous lease provisions and other directly related costs associated with the Resource Optimization Program. This increase was partly offset by lower comparative salaries and short-term employee benefits and share-based compensation costs.
A substantial portion of the increase in 2013-to-2014 third-party R&D costs relates to development initiatives associated with Zoptrex™, and in particular with our Phase 3 ZoptEC trial initiated in 2013 with Ergomed. This increase was partially offset by the lower comparative development costs associated with most of our other product candidates.
General and administrative ("G&A") expenses were $9.8 million for the year ended December 31, 2014, compared to $11.1 million for the same period in 2013.
For the year ended December 31, 2014, the decrease in G&A expenses, as compared to the same period in 2013, is mainly related to recognition in the second quarter of 2013 of non-recurring termination benefits paid to our former Chief Executive Officer and to the recording of related non-cash based compensation costs, partially offset by the recording of restructuring costs related to administrative staff redundancies resulting from the Resource Optimization Program.
Selling Expenses were $3.9 million for the year ended December 31, 2014 compared to $1.2 million for the same period in 2013.
For the year ended December 31, 2014, the increase in selling expenses, as compared to the same period in 2013, mainly relates to the ramping up of our pre-commercialization activities and the deployment of our contracted sales force related to our co-promotion activities.

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2015 Annual MD&A

Net finance income (costs) are comprised predominantly of the change in fair value of warrant liability and of gains and losses recorded due to changes in foreign currency exchange rates.
The change in fair value of our warrant liability results from the periodic "mark-to-market" revaluation, via the application of the Black-Scholes option pricing model, of currently outstanding share purchase warrants. The Black-Scholes "mark-to-market" warrant valuation most notably has been impacted by the issuance of 8.8 million additional share purchase warrants and by the closing price of our common shares, which, on the NASDAQ, fluctuated from $52.00 to $150.00 during the year ended December 31, 2014 and from $103.00 to $323.00 for the same period in 2013.
With specific reference to 2014, we recorded substantial fair value gains on our warrant liability, resulting from the significant reduction in our share price following our announcement, in November, that the FDA had issued a CRL in connection with our NDA for Macrilen™. The lower closing price of our shares following our announcement of the CRL has resulted in a lower Black-Scholes valuation of our outstanding share purchase warrants during the fourth quarter of 2014.
Gains or losses due to changes in foreign currency exchange rates are mainly related to the US dollar, which strengthened against the EUR by approximately 12.2%, during the twelve-month period ended December 31, 2014. During the twelve-month period ended December 31, 2013, however, the US dollar weakened against the EUR by approximately 4.5%.
Net loss from continuing operations for the year ended December 31, 2014 was $(17.2) million, or $(29.12) per basic and diluted share, compared to $(27.2) million, or $(92.41) per basic and diluted share for the same period in 2013.
The decrease in net loss from continuing operations for the year ended December 31, 2014, as compared to the same period in 2013, is due largely to higher comparative net finance income, partly offset by lower comparative license fee revenues and by higher comparative net R&D costs and G&A and selling expenses, as presented above.
Discontinued Operations
Following a strategic review of our risks and prospects with respect to the manufacturing of Cetrotide® and related activities (collectively, the "Cetrotide® Business") and, in particular, having taken into account, as discussed below, the previous monetization of the corresponding royalty stream, we decided to transfer all manufacturing rights of Cetrotide® and to discontinue our involvement with the Cetrotide® Business. On April 3, 2013 (the "Cetrotide® Effective Date"), we entered into a transfer and service agreement ("TSA") and concurrent agreements with various partners and licensees with respect to our manufacturing rights for Cetrotide®, marketed for therapeutic use as part of in vitro fertilization programs. The principal effect of these agreements was to transfer, effective October 1, 2013 (the "Cetrotide®Closing Date"), our manufacturing rights for Cetrotide® to Merck Serono in all territories. Also per the TSA, we agreed to provide certain transition services to Merck Serono over a period of 36 months from the Cetrotide® Effective Date in order to assist Merck Serono in managing overall responsibility for the Cetrotide® Business.
Under the TSA, during the period commencing on the Cetrotide® Effective Date and ending on the Cetrotide® Closing Date (the "Cetrotide® Interim Period"), we were obligated to continue to conduct the Cetrotide® Business in the ordinary course in a manner consistent with past practices, subject to certain conditions. Per the TSA, we received a non-refundable, one-time payment of €2.5 million (approximately $3.3 million) in consideration for the transfer of our manufacturing rights referred to above, as well as other payments in exchange for the transfer, also on the Cetrotide® Closing Date, of certain assets, such as inventory and equipment used solely for the manufacture of Cetrotide®. We recognized the non-refundable, one-time payment on the Cetrotide® Closing Date, as we no longer had managerial involvement or effective control over the manufacturing of goods sold through the Cetrotide® Business. We provide the aforementioned transition services to Merck Serono in exchange for a monthly service fee. As a result of the transfer of substantially all of the risks and rewards associated with the Cetrotide® Business on the Cetrotide® Closing Date, the Cetrotide® Business has been classified as a discontinued operation in the consolidated financial statements. As such, relevant amounts in our consolidated statements of comprehensive (loss) income have been retroactively reclassified to reflect the Cetrotide® Business as a discontinued operation.

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2015 Annual MD&A

	Three-month periods ended December 31,		Years ended December 31,
(in thousands)	2015	2014	2015	2014	2013
	$	$	$	$	$
Revenues
Sales and royalties	—	—	—	—	63,755
License fees and other*	59	118	331	1,037	4,589
	59	118	331	1,037	68,344
Operating expenses
Cost of sales	—	—	—	—	30,002
Research and development costs	2	8	31	25	8
General and administrative expenses	—	—	—	1	15
Selling Expenses	32	(48)	215	388	4,264
	34	(40)	246	414	34,289
Net income from discontinued operations	25	158	85	623	34,055
 _________________________

*
Includes the non-refundable, one-time payment made by Merck Serono in exchange for the manufacturing rights for Cetrotide®and revenues from certain transition services provided pursuant to the aforementioned agreement.

The decrease in sales and royalties from discontinued operations, in cost of sales from discontinued operations and in selling expenses from discontinued operations during the year ended December 31, 2014, as compared to the same period in 2013, reflects the fact that we recorded no sales of Cetrotide® and royalties during the year ended December 31, 2014, as compared to the corresponding period of 2013, given that the transfer of the Cetrotide® Business was effective on October 1, 2013.
Net (loss) income
Net (loss) income for the year ended December 31, 2014 was $(16.6) million or $(28.06) per basic and diluted share compared to $6.8 million, or $23.12 per basic and diluted share, for the same period in 2013.
The decrease in net income for the year ended December 31, 2014, as compared to the same period in 2013, is due largely to higher loss from operations and to lower net income from discontinued operations, partially offset by higher comparative net finance income.

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2015 Annual MD&A

Quarterly Consolidated Results of Operations Information

(in thousands, except for per share data)	Three-month periods ended
	December 31, 2015	September 30, 2015	June 30, 2015	March 31, 2015
	$	$	$	$
Revenues	102	173	197	73
Loss from operations	(9,858)	(7,501)	(7,989)	(9,536)
Net loss from continuing operations	(10,043)	(15,401)	(15,148)	(9,636)
Net loss	(10,018)	(15,290)	(15,099)	(9,736)
Net loss per share from continuing operations (basic and diluted)*	(1.46)	(6.71)	(13.69)	(13.45)
Net loss per share (basic and diluted)*	(1.46)	(6.66)	(13.65)	(13.59)

(in thousands, except for per share data)	Three-month periods ended
	December 31, 2014	September 30, 2014	June 30, 2014	March 31, 2014
		$	$	$
Revenues	11	—	—	—
Loss from operations	(10,947)	(9,843)	(8,410)	(8,195)
Net income (loss) from continuing operations	3,995	(11,629)	(5,249)	(4,304)
Net income (loss)	4,153	(11,337)	(5,024)	(4,356)
Net income (loss) per share from continuing operations (basic and diluted)*	6.11	(19.66)	(9.29)	(7.84)
Net income (loss) per share (basic and diluted)*	6.35	(19.16)	(8.89)	(7.93)
_________________________

*
Net income (loss) per share is based on the weighted average number of shares outstanding during each reporting period, which may differ on a quarter-to-quarter basis. As such, the sum of the quarterly net income (loss) per share amounts may not equal year-to-date net (loss) income per share.

Historical quarterly results of operations and net income (loss) from continuing operations cannot be taken as reflective of recurring revenue or expenditure patterns or of predictable trends, largely given the non-recurring nature of certain components of our historical revenues due most notably to the accelerated recognition of upfront payments and to unpredictable quarterly variations attributable to our net finance income (costs), which in turn are comprised of the impact of the periodic "mark-to-market" revaluation of our warrant liability and of foreign exchange gains and losses. Additionally, our net R&D costs historically have varied on a quarter-over-quarter basis due to the ramping up or winding down of potential product candidate activities, which in turn are dependent upon a number of factors that often do not occur on a linear or predictable basis.
Our selling expenses have increased on a quarter-over-quarter basis due to the ramping up of pre-commercialization activities associated with Macrilen™ (prior to the receipt in November 2014 of the CRL from the FDA) and to the deployment of our contracted sales force and managerial staff related to our co-promotion and other commercial activities.
In addition to the items referred to above, our net income (loss) also has been impacted by net variations attributable to the Cetrotide® Business, which, as discussed above, has been presented on a retrospective basis within discontinued operations.

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2015 Annual MD&A

Consolidated Statement of Financial Position Information

	As at December 31,
(in thousands)	2015	2014
	$	$
Cash and cash equivalents[1]	41,450	34,931
Trade and other receivables and other current assets	944	1,286
Restricted cash equivalents	255	760
Property, plant and equipment	256	797
Other non-current assets	8,593	9,661
Total assets	51,498	47,435
Payables and other current liabilities[2]	4,770	7,304
Current portion of deferred revenues	244	270
Warrant liability (current and non-current portions)	10,891	8,225
Non-financial non-current liabilities[3]	13,978	17,152
Total liabilities	29,883	32,951
Shareholders' equity	21,615	14,484
Total liabilities and shareholders' equity	51,498	47,435
_________________________
1    Of which approximately $1.5 million was denominated in EUR as of December 31, 2015 ($3.6 million as of December 31, 2014).

[2]	Of which approximately $0.6 million is related to a provision for restructuring costs as of December 31, 2015 ($1.5 million as of December 31, 2014).
3    Comprised mainly of employee future benefits, provisions for onerous contracts and non-current portion of deferred revenues.
The increase in cash and cash equivalents as at December 31, 2015, as compared to December 31, 2014, is due to the receipt of aggregate net proceeds of $49.4 million in connection with the March 2015 Offering and the December 2015 Offering, as well as of the proceeds from the disposal of property, plant and equipment and the decrease in restricted cash equivalents, both of which were related to our Resource Optimization Program. This increase was partially offset by the variations in components of our working capital and to net cash used in operating activities, as well as to the effect of exchange rate fluctuations. We also paid $8.6 million in connection with warrant amendment agreements and a warrant exercise inducement fee, as discussed above.
The decrease in trade and other receivables and other current assets as at December 31, 2015, as compared to December 31, 2014, is mainly due to lower accounts receivable related to Canadian sites for our ZoptEC trial.
The decrease in other non-current assets, which consist mainly of goodwill, as at December 31, 2015, as compared to December 31, 2014, is primarily due to the lower comparative exchange rate of the EUR against the US dollar, which weakened from December 31, 2014 to December 31, 2015.
The decrease in payables and other current liabilities as at December 31, 2015, as compared to December 31, 2014, is due to the recording of a provision for restructuring costs related to the Resource Optimization Program in Q3-2014, discussed above.
Our warrant liability increased from December 31, 2014 to December 31, 2015. The increase is due to net fair value revaluation losses of $11.0 million, which were recorded pursuant to our periodic "mark-to-market" revaluation of the underlying outstanding share purchase warrants, as discussed above and by the issuance of 3.1 million additional share purchase warrants in connection with the March and December 2015 Offerings, which initially had increased our warrant liability by $28.7 million. Those increases were partly offset by the derecognition of part of the warrant liability due to early expiry as well as to the exercise of warrants for a total of $37.0 million.
Non-financial non-current liabilities decreased largely as a result of a change in discount rate underlying the calculation of the employee future benefit obligation.

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2015 Annual MD&A

The decrease in shareholders' equity as at December 31, 2015, as compared to December 31, 2014, is mainly attributable to the increase in our deficit due to the recording of net loss, partly offset by the increase in our share capital following the issuance of common shares and warrants discussed above.
Financial Liabilities, Obligations and Commitments
We have certain contractual lease obligation commitments as well as other long-term obligations related to unfunded pension plan benefits and unfunded post-employment benefit plans. The following tables summarize future cash requirements with respect to these obligations.
Expected future minimum lease payments which also include future payments in connection with utility service agreements and future minimum sublease receipts under non-cancellable operating leases (subleases), as well as future payments in connection with service and manufacturing agreements, as at December 31, 2015 are as follows:

(in thousands)	Minimum lease payments	Minimum sublease receipts	Service and manufacturing
	$	$	$
Less than 1 year	1,367	(385)	639
1 - 3 years	2,394	(487)	370
4 - 5 years	1,837	(23)	—
More than 5 years	286	—	—
Total	5,884	(895)	1,009
During the third quarter of 2015, our lease agreement in Germany for laboratory, office, and storage space was terminated, and we entered into a new lease agreement for the rental of less space on the same premises as compared to our former arrangement. The new lease expires on April 30, 2021 and is subject to renewal upon notice by us for two additional four-year periods. Under the terms of the arrangement, the minimum lease payment may be increased or decreased in accordance with the fluctuations in the German consumer price index up to 5% on a cumulative basis.
In accordance with the assumptions used in our employee future benefit obligation calculation as at December 31, 2015, undiscounted benefits expected to be paid are as follows:

(in thousands)	$
Less than 1 year	453
1 – 3 years	944
4 – 5 years	1,016
More than 5 years	17,439
Total	19,852

Outstanding Share Data
As at March 29, 2016, we had 9,928,697 common shares issued and outstanding, as well as 275,041 stock options outstanding. Warrants outstanding as at March 29, 2016 represented a total of 2,842,309 equivalent common shares (excluding any exercises of Series B Warrants under the alternate cashless exercise feature of such warrants).
Capital Disclosures
Our objective in managing capital, consisting of shareholders' equity, with cash and cash equivalents and restricted cash equivalents being its primary components, is to ensure sufficient liquidity to fund R&D costs, selling expenses, general and administrative expenses, working capital and capital expenditures.
Over the past several years, we have increasingly raised capital via public equity offerings and drawdowns under various ATM sales programs as our primary source of liquidity.

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2015 Annual MD&A

Our capital management objective remains the same as that in previous periods. The policy on dividends is to retain cash to keep funds available to finance the activities required to advance our product development portfolio and to pursue appropriate commercial opportunities as they may arise. We are not subject to any capital requirements imposed by any regulators or by any other external source.
Liquidity, Cash Flows and Capital Resources
Our operations and capital expenditures have been financed through certain transactions impacting our cash flows from operating activities, public equity offerings, as well as from the drawdowns under various ATM programs.
Based on our assessment, which took into account current cash levels, as well as our strategic plan and corresponding budgets and forecasts, we believe that we have sufficient liquidity and financial resources to fund planned expenditures and other working capital needs for at least, but not limited to, the 12-month period following the statement of financial position date of December 31, 2015.
We may endeavor to secure additional financing, as required, through strategic alliance arrangements or through other activities, as well as via the issuance of new share capital or other securities.
The variations in our cash and cash equivalents by activity are explained below.

(in thousands)	Three-month periods ended December 31,		Years ended December 31,
	2015	2014	2015	2014	2013
	$	$	$	$	$
Cash and cash equivalents - Beginning of period	38,345	41,952	34,931	43,202	39,521
Cash flows from operating activities:
Cash used in operating activities from continuing operations	(8,419)	(8,676)	(33,929)	(30,787)	(30,131)
Cash provided by (used in) operating activities from discontinued operations	25	93	85	(295)	10,147
	(8,394)	(8,583)	(33,844)	(31,082)	(19,984)
Cash flows from financing activities:
Net proceeds from issuance of common shares and warrants	14,987	2,075	49,427	24,358	23,708
Payment pursuant to warrant amendment agreements and Series B Warrant exercise inducement fee	(2,926)	—	(8,629)	—	—
	12,061	2,075	40,798	24,358	23,708

Cash flows from investing activities:
Net cash (used in) provided by investing activities from continuing operations	(6)	(4)	913	(61)	(85)
Net cash provided by investing activities from discontinued operations	—	—	—	—	113
	(6)	(4)	913	(61)	28

Effect of exchange rate changes on cash and cash equivalents	(556)	(509)	(1,348)	(1,486)	(71)
Cash and cash equivalents - End of period	41,450	34,931	41,450	34,931	43,202

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2015 Annual MD&A

Operating Activities
2015 compared to 2014
Cash flows used in operating activities were $8.4 million and $33.8 million for the three-month period and the year ended December 31, 2015, respectively, compared to $8.6 million and $31.1 million for the same periods in 2014. The increase in cash used in operating activities for the year ended December 31, 2015, as compared to the same period in 2014, is mainly due to higher trade accounts payable settlements and higher payments in connection with the aforementioned restructuring programs.
We expect net cash used in operating activities to range from $30 million to $32 million for the year ended December 31, 2016, mainly as we continue to invest in our Zoptrex™ and Macrilen™ Phase 3 programs and related sub-studies and as we generate higher revenues in connection with the promotion of Estrogel®, Saizen® and APIFINY®. This guidance may vary significantly in future periods, most notably as we monitor our progress with regard to our co-promotion activities and in light of ongoing business development initiatives, as discussed further below.
2014 compared to 2013
Cash flows used in operating activities were $31.1 million and $20.0 million for the years ended December 31, 2014 and 2013, respectively. The significant increase in cash used in operating activities for the year ended December 31, 2014 as compared to the same period in 2013 is mainly due to the variations associated with our discontinued operations, following the transfer of the Cetrotide® Business in the fourth quarter of 2013, as discussed above.
Financing Activities
2015 compared to 2014
Cash flows provided by financing activities were $12.1 million and $40.8 million for the three-month period and the year ended December 31, 2015, respectively, compared to $2.1 million and $24.4 million for the same periods in 2014. The increase for the three-month period and year ended December 31, 2015, as compared to the same period in 2014 is mainly due to higher net proceeds received from the issuance of common shares and warrants.
Critical Accounting Policies, Estimates and Judgments
Our consolidated financial statements as at December 31, 2015 and December 31, 2014 and for the years ended December 31, 2015, 2014 and 2013 have been prepared in accordance with IFRS as issued by the IASB.
The preparation of consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of our assets, liabilities, revenues, expenses and related disclosures. Judgments, estimates and assumptions are based on historical experience, expectations, current trends and other factors that management believes to be relevant at the time at which our consolidated financial statements are prepared.
Management reviews, on a regular basis, the Company's accounting policies, assumptions, estimates and judgments in order to ensure that the consolidated financial statements are presented fairly and in accordance with IFRS. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.
A summary of those critical accounting estimates and assumptions, as well as critical judgments used in applying accounting policies in the preparation of our consolidated financial statements, can be found in note 3 to our consolidated financial statements as at December 31, 2015 and December 31, 2014 and for the years ended December 31, 2015, 2014 and 2013.

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2015 Annual MD&A

Recent Accounting Pronouncements
Not yet adopted
Annual improvements to IFRS (2012-2014) cycle: On September 25, 2014 the IASB issued narrow-scope amendments to a total of four standards as part of its annual improvements process. The amendments will apply for annual periods beginning on or after January 1, 2016. Amendments were made to clarify the following in their respective standards:

•	Changes in method for disposal under IFRS 5, Non-current Assets Held for Sale and Discontinued Operations ("IFRS 5");

•	Continuing involvement for servicing contracts and offsetting disclosures in condensed interim financial statements under IFRS 7, Financial Instruments: Disclosures (“IFRS 7”);

•	Discount rate in a regional market sharing the same currency under International Accounting Standard ("IAS") 19, Employee Benefits;

•	Disclosure of information "elsewhere in the interim financial reports" under IAS 34, Interim Financial Reporting;

We are currently assessing the impact that these amendments may have on our consolidated financial statements.

The final version of IFRS 9, Financial Instruments ("IFRS 9"), was issued by the IASB in July 2014 and will replace IAS 39, Financial Instruments: Recognition and Measurement ("IAS 39"). IFRS 9 introduces a model for classification and measurement, a single, forward-looking expected loss impairment model and a substantially reformed approach to hedge accounting. The new single, principle-based approach for determining the classification of financial assets is driven by cash flow characteristics and the business model in which an asset is held. The new model also results in a single impairment model being applied to all financial instruments, which will require more timely recognition of expected credit losses. It also includes changes in respect of an entity's own credit risk in measuring liabilities elected to be measured at fair value, so that gains caused by the deterioration of an entity's own credit risk on such liabilities are no longer recognized in profit or loss. IFRS 9, which is to be applied retrospectively, is effective for annual periods beginning on or after January 1, 2018 and is available for early adoption. In addition, an entity's own credit risk changes can be applied early in isolation without otherwise changing the accounting for financial instruments. In addition, there are amendments to IFRS 7 which require additional disclosures on transition from IAS 39 to IFRS 9. These amendments are effective upon adoption of IFRS 9. We are currently assessing the impact, if any, that these new standards will have on our consolidated financial statements.
In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers ("IFRS 15"). The objective of this new standard is to provide a single, comprehensive revenue recognition framework for all contracts with customers to improve comparability of financial statements of companies globally. This new standard contains principles that an entity will apply to determine the measurement of revenue and timing of when it is recognized. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to receive in exchange for those goods or services. This new standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. We are currently assessing the impact that this new standard may have on our consolidated financial statements.
In January 2016, the IASB issued IFRS 16, Leases ("IFRS 16"), which supersedes IAS 17, Leases, and the related interpretations on leases: IFRIC 4, Determining Whether an Arrangement Contains a Lease; Standard Interpretations Committee ("SIC") 15, Operating Leases - Incentives; and SIC 27, Evaluating the Substance of Transactions in the Legal Form of a Lease. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with earlier adoption permitted for companies that also apply IFRS 15. We are currently assessing the impact that this new standard may have on our consolidated financial statements.

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2015 Annual MD&A

Outlook for 2016

Clinical Activities
ZoptrexTM
With the recent DSMB recommendation that the pivotal Phase 3 ZoptEC study in women with advanced, recurrent, or metastatic endometrial cancer continue as planned, we are expanding our commercialization planning for ZoptrexTM. Our commercialization efforts will focus on the development of a scientific platform, the identification of key opinion leaders and the expansion of market research initiatives. We expect to complete the ZoptEC trial during the third quarter of 2016 and, if the results of the trial warrant doing so, to file the NDA for Zoptrex™ in 2017, looking toward commercial launch of the product in 2018, assuming positive Phase 3 results and that our NDA is granted.
Macrilen™
We will focus on patient recruitment for the confirmatory Phase 3 trial in AGHD. We also initiated the QT study. We currently estimate that the trials will be completed in Q3 of 2016, with a combined expected expenditure of approximately $5 million over the remaining trial period. This would permit us to submit a NDA by mid-year 2017. If the study is successful in meeting its primary endpoint, we anticipate FDA approval of Macrilen™ by year-end 2017.
Commercial Operations

EstroGel®

Our promotional efforts in support of EstroGel® continue to demonstrate positive promotional response, and ongoing activities by our contract sales force are expected to continue to result in exceeding pre-established baseline thresholds for unit sales in our US territories. We expect steady incremental growth of EstroGel prescriptions by competitively targeting high-volume transdermal prescribers, expanding our total prescriber base and increasing usage with our current high prescribers. For the remainder of 2016, we anticipate continued year-over-year growth of new and total prescriptions.

Saizen®

During the third quarter of 2015, we initiated promotional efforts in support of Saizen®. We recognize the value of direct promotion in the category of growth hormone treatments, and our objective is to exceed pre-established baselines on a total nation basis by significantly increasing the share-of-voice in support of this product in territories not previously covered by EMD Serono. There are now 21 representatives actively promoting Saizen® in conjunction with our promotion of EstroGel®.

APIFINY®

During the fourth quarter of 2015, we signed a co-marketing agreement with Armune. We already started promotional efforts using our existing contracted sales force, and we expect to commence generating commission revenues in the first quarter of 2016.
Summary of key expectations for revenues, operating expenditures and cash flows
As noted above, we expect to continue to record commissions revenue in connection with our co-promotion agreement for EstroGel® and to begin to record commissions revenues in relation to our promotional services agreement for Saizen® and with our co-marketing agreement with Armune. As for license fee revenues, we will continue to recognize the amortization of deferred revenues related to the agreements we entered into with Sinopharm in 2014, as mentioned above.
As noted above, our main focus for R&D efforts will be on ZoptrexTM, with the ongoing pivotal Phase 3 ZoptEC clinical trial, as well as on Macrilen™ with the initiated confirmatory Phase 3 clinical trial and the QT study, where we continue to anticipate substantial investment to fund ongoing development initiatives. More specifically, we currently estimate that we will incur approximately $11 million pursuant to our agreements with Ergomed over the next 12 months as we complete our QT study and our confirmatory Phase 3 clinical trial for Macrilen™ and as we proceed with and complete our ZoptEC trial.

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2015 Annual MD&A

As discussed above, excluding the impact of foreign exchange rate fluctuations, we expect that we will incur R&D costs of between $19 million and $20 million for the year ended December 31, 2016.
We expect that selling expenses will slightly increase for the year ended December 31, 2016, as compared to the year ended December 31, 2015, mainly due to our increased promotional activities associated with Saizen® and APIFINY®.
Excluding the impact of foreign exchange rate fluctuations, we expect that our G&A expenses will be lower for the year ended December 31, 2016, as compared to the year ended December 31, 2015, mainly due to the aforementioned recording of transaction costs in connection with our public offerings completed in March and December 2015 and to the recording of a provision for restructuring in connection to the closure of our Quebec City office during the fourth quarter of 2015.
Excluding any foreign exchange impacts, as well as income from new business development initiatives, we expect that our overall use of cash for operations in 2016 will range from $30 million to $32 million as we continue to fund ongoing operating activities and working capital requirements.
The preceding summary with regard to our revenue, operating expenditure and cash flow expectations excludes any consideration of any potential strategic commercial initiatives that may be consummated in connection with our efforts to expand our commercial operations in the US or elsewhere. In addition, these expectations may be materially impacted by our expected growth in sales commission. As such, the guidance presented in this MD&A is subject to revision based on new information that is not currently known or available.
Financial Risk Factors and Other Instruments
Fair value risk
As noted above, the change in our warrant liability, which is measured at fair value through profit or loss, results from the periodic "mark-to-market" revaluation, via the application of the intrinsic valuation and the Black-Scholes option pricing model, of currently outstanding share purchase warrants. These valuation models are impacted, among other inputs, by the market price of our common shares. As a result, the change in fair value of the warrant liability, which is reported as finance income (cost) in our consolidated statements of comprehensive income (loss), has been and may continue in future periods to be materially affected by changes in our common share closing price, which has ranged from $4.00 to $84.20 on the NASDAQ during the year ended December 31, 2015.
If variations in the market price of our common shares of -10% and +10% were to occur, the impact on our net loss for the warrant liability held at December 31, 2015 would be as follows:

(in thousands)	Carrying amount	-10%	+10%
	$	$	$
Warrant liability	10,891	1,059	(1,067)
Total impact on net loss – decrease / (increase)		1,059	(1,067)
Liquidity risk
Liquidity risk is the risk that we will not be able to meet our financial obligations as they become due. We manage this risk through the management of our capital structure and by continuously monitoring actual and projected cash flows. Our Board of Directors reviews and approves our operating and capital budgets, as well as any material transactions out of the ordinary course of business. We have adopted an investment policy in respect of the safety and preservation of our capital to ensure our liquidity needs are met. The instruments are selected with regard to the expected timing of expenditures and prevailing interest rates.
We believe that we have sufficient funds to pay our ongoing general and administrative expenses, to pursue our R&D activities and to meet our obligations and existing commitments as they fall due at least through December 31, 2016. In making this assessment, we took into account all available information about the future, which is at least, but not limited to, twelve months from the end of the most recent reporting period. We expect to continue to incur operating losses and may require significant capital to fulfill our future obligations. Our ability to continue future operations beyond December 31, 2016 and to fund our activities is dependent on our ability to secure additional funding, which may be completed in a number of ways, including but not limited to licensing

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2015 Annual MD&A

arrangements, partnerships, share and other security issuances and other financing activities. We will pursue such additional sources of financing when required, and while we have been successful in securing financing in the past, there can be no assurance we will be able to do so in the future or that these sources of funding or initiatives will be available for the Company or that they will be available on terms which are acceptable to us.
Credit risk
Credit risk is the risk of an unexpected loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations. We regularly monitor credit risk exposure and take steps to mitigate the likelihood of this exposure resulting in losses. Our exposure to credit risk currently relates to cash and cash equivalents, to trade and other receivables and to restricted cash equivalents. We hold our available cash in amounts that are readily convertible to known amounts of cash and deposit our cash balances with financial institutions that have an investment grade credit rating of at least "A" or the equivalent. This information is supplied by independent rating agencies where available and, if not available, we use publicly available financial information to ensure that we invest our cash in creditworthy and reputable financial institutions.
As at December 31, 2015, trade accounts receivable for an amount of approximately $122,000 were with two counterparties and no trade accounts receivable were past due or impaired.
Generally, we do not require collateral or other security from customers for trade accounts receivable; however, credit is extended following an evaluation of creditworthiness. In addition, we perform ongoing credit reviews of all our customers and establish an allowance for doubtful accounts when accounts are determined to be uncollectible.
The maximum exposure to credit risk approximates the amount recognized on our condensed interim consolidated statement of financial position.
Related Party Transactions and Off-Balance Sheet Arrangements
In addition to recurring payments made to members of our key management team, during the years ended December 31, 2015 and 2014, we incurred nil and $38,000, respectively, in professional fees for services rendered by one of the members of the Company's Board of Directors in connection with special tasks mandated by our Nominating, Governance and Compensation Committee.
As at December 31, 2015, we did not have any interests in special purpose entities or any other off-balance sheet arrangements.
Risk Factors and Uncertainties
Risks Associated with Operations

•
Our product candidates are currently at the development stage. It is impossible to ensure that the R&D activities related to these product candidates will result in the creation of profitable operations.

•
We are currently developing our product candidates based on R&D activities, preclinical testing and clinical trials conducted to date, and we may not be successful in developing or introducing to the market these or any other new products or technology. If we fail to develop and deploy new products successfully and on a timely basis, we may become non-competitive and unable to recover the R&D and other expenses we incur to develop and test new products. Additionally, if we are unable to successfully complete our clinical trial programs, or if such clinical trials take longer to complete than we project, our ability to execute our current business strategy will be adversely affected.

•
Even if our products are approved for commercialization, they may not be successful in the marketplace. Market acceptance of any of our products will depend on a number of factors including, but not limited to: demonstration of clinical efficacy and safety; the prevalence and severity of any adverse side effects; limitations or warnings contained in the product's approved labeling; availability of alternative treatments for the indications we target; the advantages and disadvantages of our products relative to current or alternative treatments; the availability of acceptable pricing and adequate third-party reimbursement; and the effectiveness of marketing and distribution methods for the products. If our products do not gain market acceptance among physicians, patients, healthcare payers and others in the medical community, who may not accept or utilize our products, our ability to generate significant revenues from our products would be limited and our financial condition could be materially adversely affected. In addition, if we fail to penetrate our core markets and existing geographic markets or successfully expand

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2015 Annual MD&A

our business into new markets, the growth in sales of our products, along with our operating results, could be negatively impacted.

•
We rely heavily on our proprietary information in developing and manufacturing our product candidates, and our success will depend, in large part, on our ability to protect our competitive position through patents, trade secrets, trademarks and other intellectual property rights. We may not obtain adequate protection for our products through our intellectual property, despite efforts to protect our proprietary rights from unauthorized use or disclosure. If we are unable to protect the confidentiality of our proprietary information and know-how, the value of our technology and products could be adversely affected. In addition to patent protection, we may rely on other protections provided in the United States or elsewhere, such as new chemical entity or new formulation exclusivity, to provide market exclusivity for a product candidate. We cannot provide any assurance that Zoptrex™ or any of our drug candidates will obtain any market exclusivity, and, as a result, the absence of market exclusivity may have an adverse impact on our operating results, financial position and cash flows.

•
We are currently dependent on certain strategic relationships with third parties and may enter into future collaborations for the research and development of our product candidates. Our arrangements with these third parties may not provide us with the benefits we expect and may expose us to a number of risks. We are dependent on, and rely upon, third parties to perform various functions related to our business, including, but not limited to, the research and development of some of our product candidates. Our reliance on these relationships poses a number of risks. We may not realize the contemplated benefits of such agreements nor can we be certain that any of these parties will fulfill their obligations in a manner which maximizes our revenue. These arrangements may also require us to transfer certain material rights or issue our equity, voting or other securities to collaborators, licensees and others. Any license or sublicense of our commercial rights may reduce our product revenue.

•
We expect to rely on third parties to manufacture and supply marketed products. We also have or may have certain supply obligations vis-à-vis our existing and potential licensees, who are or will be responsible for the marketing of the products. To be successful, our products have to be manufactured in commercial quantities in compliance with quality controls and regulatory requirements. Even though it is our objective to minimize such risk by introducing alternative suppliers to ensure a constant supply at all times, we cannot guarantee that we will not experience supply shortfalls and, in such event, we may not be able to perform our obligations under contracts with our licensees.

•
We have incurred, and expect to continue to incur, substantial expenses in our efforts to develop and market products. Consequently, we have incurred operating losses historically and in each of the last several years, and our operating losses have adversely impacted, and will continue to adversely impact, our working capital, total assets, operating cash flows and shareholders' equity. We do not expect to reach operating profitability in the immediate future, and our operating expenses are likely to continue to represent a significant component of our overall cost profile as we continue our R&D and clinical study programs, seek regulatory approval for our product candidates and carry out commercial activities. Even if we succeed in developing, acquiring or in-licensing new commercial products, we could incur additional operating losses for at least the next several years. If we do not ultimately generate sufficient revenue from commercialized products and achieve or maintain operating profitability, an investment in our company could result in a significant or total loss.

•
In connection with our strategy to further transform the Company into a commercially operating specialty biopharmaceutical organization, we may enter into commercial arrangements with third parties, including but not limited to co-promotion, marketing, acquisition or in-licensing agreements, in efforts to establish and expand our commercial revenue base. We can provide no assurance that we will be able to identify potential product candidates or strategic commercial partners or, if we identify such product candidates or partners, that any related commercial arrangements will be consummated on terms that are favorable to us. To the extent that we are successful in entering into any strategic commercial arrangements or acquisition or in-licensing agreements with third parties, we cannot provide any assurance that any resulting initiatives or activities will be successful. To the extent that any related investments in such arrangements do not yield the expected benefits, our business, financial condition and results of operations may be materially adversely affected.

•
Future acquisitions or in-licensed products may not be successfully integrated. The failure to successfully integrate the personnel and operations of businesses that we may acquire or of products that we may in-license in the future with our existing operations, business and products could have a material adverse effect on our operations and results.

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2015 Annual MD&A

Risks Related to Our Financial Condition, Capital Requirements and Going Concern

•
We will require significant additional financing, and we may not have access to sufficient capital. We may require additional capital to pursue planned clinical trials, regulatory approvals, as well as further R&D and marketing efforts for our product candidates and potential products. We may attempt to raise additional funds through public or private financings, collaborations with other pharmaceutical companies or from other sources. Additional funding may not be available on terms which are acceptable to us. If adequate funding is not available to us on reasonable terms, we may need to delay, reduce or eliminate one or more of our product development programs or obtain funds on terms less favorable than we would otherwise accept. To the extent that additional capital is raised through the sale of equity securities or securities convertible into or exchangeable or exercisable for equity securities, the issuance of those securities could result in dilution to our shareholders. Moreover, the incurrence of debt financing or the issuance of dividend-paying preferred shares could result in a substantial portion of our future cash flows, if any, being dedicated to the payment of principal and interest on such indebtedness or the payment of dividends on such preferred shares and could impose restrictions on our operations and on our ability to make certain expenditures and/or incur additional indebtedness. This could render us more vulnerable to competitive pressures and economic downturns.

Risks Associated with Regulatory Matters

•
We will only receive regulatory approval for a product candidate if we can demonstrate in carefully designed and conducted clinical trials that the product candidate is both safe and effective. None of our current product candidates have to date received regulatory approval for their intended commercial sale. In general, significant R&D and clinical studies are required to demonstrate the safety and efficacy of our product candidates before we can submit regulatory applications. Though we may engage a contract research organization with experience in conducting regulatory trials, errors in the conduct, monitoring and/or auditing could invalidate the results from a regulatory perspective. Even if a product candidate is approved by the FDA, Health Canada's Therapeutic Products Directorate or any other regulatory authority, we may not obtain approval for an indication whose market is large enough to recover our investment in that product candidate. In addition, there can be no assurance that we will ever obtain all or any required regulatory approvals for any of our product candidates. Further, even if we receive marketing approval for our product candidates, such product approvals could be subject to restrictions or withdrawals. Regulatory requirements are subject to change.

•
We have limited experience in filing an NDA, or similar application for approval in the US or in any country for our current product candidates, which may result in a delay in, or the rejection of, our filing of an NDA or similar application. During the drug development process, regulatory agencies will typically ask questions of drug sponsors. While we endeavor to answer all such questions in a timely fashion, some questions may not be answered in time to prevent the delay of acceptance of an NDA or the rejection of the NDA.

Risks Related to Our Organizational Structure and Key Personnel

•
Aeterna Zentaris Inc. is a holding company, and a substantial portion of our non-cash assets is the share capital of our subsidiaries. Because Aeterna Zentaris Inc. is a holding company, our obligations to our creditors are structurally subordinated to all existing and future liabilities of our subsidiaries. Our rights and the rights of our creditors to participate in any distribution of the assets of any subsidiary in the event that such a subsidiary were to be liquidated or reorganized or in the event of any bankruptcy or insolvency proceeding relating to or involving such a subsidiary, and therefore the rights of the holders of our shares to participate in those assets, are subject to the prior claims of such subsidiary's creditors. To the extent that we may be a creditor with recognized claims against any such subsidiary, our claims would still be subject to the prior claims of our subsidiary's creditors to the extent that they are secured or senior to those held by us. Accordingly, in the event of any foreclosure, dissolution, winding-up, liquidation or reorganization, or a bankruptcy or insolvency proceeding relating to us or our property, or any subsidiary, there can be no assurance as to the value, if any, that would be available to holders of our shares.

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2015 Annual MD&A

•
We are subject to intense competition for our skilled personnel, and the loss of key personnel or the inability to attract additional personnel could impair our ability to conduct our operations. We are highly dependent on our management and our clinical, regulatory and scientific staff, the loss of whose services might adversely impact our ability to achieve our objectives. Recruiting and retaining qualified management and clinical, scientific and regulatory personnel is critical to our success. Reductions in our staffing levels have eliminated redundancies in key capabilities and skill sets among our full-time staff and required us to rely more heavily on outside consultants and third parties. The competition for qualified personnel in the biopharmaceutical field is intense, and if we are not able to continue to attract and retain qualified personnel and/or maintain positive relationships with our outside consultants, we may not be able to achieve our strategic and operational objectives.

Risks Related to Our Listing on the NASDAQ and the TSX

•
There can be no assurance that our common shares will remain listed on the NASDAQ. If we fail to meet any of the NASDAQ's continued listing requirements, our common shares may be delisted. Any delisting of our common shares may adversely affect a shareholder's ability to dispose, or obtain quotations as to the market value, of such shares.

•
The market price of our common shares is subject to potentially significant fluctuations due to numerous developments directly affecting our business and by developments out of our control or unrelated to us. The stock market generally, and the biopharmaceutical sector in particular, are vulnerable to abrupt changes in investor sentiment. Prices of shares and trading volume of companies in the biopharmaceutical industry can swing dramatically in ways unrelated to, or that bear a disproportionate relationship to, operating performance. Our share price and trading volume may fluctuate based on a number of factors including, but not limited to: clinical and regulatory developments regarding our product candidates; delays in our anticipated development or commercialization timelines; developments regarding current or future third-party collaborators; other announcements by us regarding technological, product development or other matters; arrivals or departures of key personnel; governmental or regulatory action affecting our product candidates and our competitors' products in the US, Canada and other countries; developments or disputes concerning patent or proprietary rights; actual or anticipated fluctuations in our revenues or expenses; general market conditions and fluctuations for the emerging growth and biopharmaceutical market sectors; and economic conditions in the US, Canada or abroad.

•
Our listing on both the NASDAQ and the TSX may increase price volatility due to various factors, including different ability to buy or sell our common shares, different market conditions in different capital markets and different trading volumes. In addition, low trading volume may increase the price volatility of our common shares. A thin trading market could cause the price of our common shares to fluctuate significantly more than the stock market as a whole.

Risk Associated with Class Action Lawsuit

•
The Company and certain of its current and former officers are defendants in a purported class-action lawsuit pending in the United States District Court for the District of New Jersey, brought on behalf of stockholders of the Company.

•
The lawsuit, which was filed on November 11, 2014, alleges violations of the Securities Exchange Act of 1934 in connection with allegedly false and misleading statements made by the defendants between April 2, 2012 and November 6, 2014, or the Class Period, regarding the safety and efficacy of Macrilen™, a product that the we developed for use in the diagnosis of adult growth hormone deficiency, and the prospects for the approval of our new drug application for the product by the FDA. The plaintiffs seek to represent a class comprised of purchasers of our common shares during the Class Period and seek damages, costs and expenses and such other relief as determined by the court.

•
On September 14, 2015, the Court dismissed the lawsuit, but granted the plaintiffs leave to amend. In dismissing the lawsuit, the Court stated that "taking the complaint as a whole, plaintiffs have failed to state a claim" under the Private Securities Litigation Reform Act of 1995 or Rule 9 of the Federal Rules of Civil Procedure. On October 14, 2015, the plaintiffs filed a Second Amended Complaint against the Company. The Company filed a motion to dismiss the Second Amended Complaint on November 11, 2015, because management believes that the Second Amended Complaint also fails to state a claim. The hearing of the motion to dismiss the Second Amended Complaint occurred on January 19, 2016. On March 2, 2016, the Court issued an order granting our motion to dismiss the complaint in part and denying it in part.  The Court dismissed certain of our current and former officers from the lawsuit.  The Court allowed the claim that we omitted material facts from our public statements during the Class Period to proceed against us and our former CEO who departed in 2013, while dismissing such claims against other current and former officers.  The Court also allowed a claim for “controlling person” liability to proceed

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2015 Annual MD&A

against certain current and former officers.  We disagree with the Court's decision and we filed a motion for reconsideration on March 16, 2016.

•
Our directors' and officers' insurance policies ("D&O Insurance") provide for reimbursement of costs and expenses incurred in connection with this lawsuit, including legal and professional fees, as well as potential damages awarded, if any, subject to certain policy restrictions, limits and deductibles. We believe that the D&O Insurance covers the lawsuit; however, the insurers have reserved their rights to raise all of the rights, entitlements and defenses available to them under the D&O Insurance. If the D&O Insurance does cover the lawsuit, we will be required to pay legal and professional fees, as well as potential damages awarded in an amount equal to a substantial self-insured retention. Legal and professional fees are expensed as incurred and no reserve is established for them.

•
While we believe that we have meritorious defenses and intend to defend this lawsuit vigorously, we cannot predict the outcome. Accordingly, we have not recorded any liability related to the lawsuit. No assurance can be given with respect to the ultimate outcome of such proceedings, and the amount of any damages awarded in such lawsuit could be substantial.

A more comprehensive list of the risks and uncertainties affecting us can be found in our most recent Annual Report on Form 20-F filed with the relevant Canadian securities regulatory authorities in lieu of an annual information form at www.sedar.com and with the SEC at www.sec.gov, and investors are urged to consult such risk factors.
Disclosure Controls and Procedures
Under the supervision and with the participation of our management, including the Chief Executive Officer and the acting principal financial officer, we have evaluated the effectiveness of our disclosure controls and procedures as at December 31, 2015. Based on that evaluation, the Chief Executive Officer and acting principal financial officer have concluded that these disclosure controls and procedures were effective as at December 31, 2015.
Management's Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB.
Our internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Aeterna Zentaris; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of Company management; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Company assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in Internal Control – Integrated Framework: 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has concluded that our internal control over financial reporting was effective as at December 31, 2015.
Changes in Internal Controls over Financial Reporting
There have been no changes in our internal control over financial reporting during the year ended December 31, 2015 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, including conditions that are remote.

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